EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-225733) on Form S-8 and Registration Statement (No. 333-234582) on Form F-10 of Mogo Inc. (the “Company”) of our report dated April 29, 2019, with respect to the consolidated statements of financial position of the Company as of December 31, 2018, and the related consolidated statements of comprehensive loss, shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes, which report appears in the December 31, 2019 Annual Report on Form 6-K of the Company.

Our report refers to a change in accounting policy for financial instruments and revenue recognition as of January 1, 2018 due to the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenues.

MNP LLP

Chartered Professional Accountants

Winnipeg, Manitoba, Canada

March 26, 2020